Dejour Announces Quarterly Financial and Operating Results

Total Liabilities Reduced by $9.7M

Oil & Gas Revenue of $1.7M in Q2 2009

Vancouver Canada, August 14, 2009 -- Dejour Enterprises Ltd. (NYSE- Amex: DEJ / TSX: DEJ) reports it has filed its quarterly documents with regulatory authorities today. The Company continues to deliver on its promise to strengthen its balance sheet in anticipation of a solid recovery in energy assets. Highlights for the quarter include:

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The Company’s total liabilities significantly reduced by 54% to $8.2M as at June 30, 2009 from December 31, 2008 as at $17.9M

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Cash proceeds from asset sales of $4.2M, utilized to pay down its bank line of credit and retire debt

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Subsequent to quarter-end, Dejour realized an additional $1.26M from asset sales

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General and administrative expenses decreased by $137,000 to $972,294, compared to the same period ended June 30, 2008

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Total oil & gas revenue of $1.7M in Q2 2009

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About 30% of production is from oil on a per barrel-of-oil equivalent (BOE) basis

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54% of revenue derived from oil sales

The Company intends to further reduce debt through divestiture of noncore assets, fortifying its balance sheet to focus on developing projects that can generate revenues and cash flows in a lower priced commodity market. Furthermore, as part of Dejour’s overall strategy to conserve cash and effectively exploit its low risk, high value projects, the Company’s top management and certain staff members continue to defer at least 15% of their compensation in 2009.

For more information and for Dejour’s detailed quarterly reports, please visit SEDAR or the Company’s website at http://www.dejour.com.

About Dejour

Dejour Enterprises Ltd. is a high growth oil and natural gas company operating multiple  exploration and production projects in North America’s Piceance / Uinta Basins (128,000 net acres) and Peace River Arch region (15,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Current production is from less than 4000 acres of the Company's 143,000 net acres of landholdings.

Dejour, headquartered in Vancouver, Canada, maintains operations offices in Denver, Colorado and Calgary, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE- Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information:  This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

598 – 999 Canada Place,

Vancouver, BC Canada V6C 3E1

Phone: 604.638.5050  Facsimile: 604.638.5051

Email: investor@dejour.com